

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2024

Teofilo Raad
Chief Executive Officer and President
Pulmatrix, Inc.
36 Crosby Drive, Suite 100
Bedford, MA 01730

> **Re: Pulmatrix, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 17, 2024**
> **File No. 333-279491**

Dear Teofilo Raad:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Rick Werner